China Technology Announces New Chief Financial Officer

HONG KONG, August 27, 2007 / China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or the “Company”) today announced the appointment of Charlene Hua as the Company’s new Chief Financial Officer, effective August 20, 2007, pursuant to a board resolution passed on the same date. This successful candidate was nominated by the Nominating Committee of the Company.

As Chief Financial Officer, Ms. Hua will be responsible for the development strategy of the Company’s Finance department, financial planning, implementation of internal controls and integration of CTDC’s subsidiaries operations.

Ms. Hua brings over 10 years of diverse experience in banking, consulting, finance and business development to the Company. Prior to joining the Company, Ms. Hua worked as a Vice President at Citigroup Global Markets, Inc. since 2005. In addition, she held senior positions at other major corporations such as JP Morgan Chase, Arthur Andersen, Electronic Data System, etc.

“We are very pleased that our management team is joined by a highly experienced professional from a Wall Street firm. We believe that her expertise and competence in financial markets will be a tremendous asset to the Company, which will allow the Company to successfully implement our business strategy and to further strengthen our market position, as well as to improve the effective communications with our global investors.” Mr. Alan Li, Chairman of the Board of the Company, commented on the appointment.

“I am excited that I have the opportunity to work in such a dynamic company, which is the first Nasdaq-listed subsidiary of China Merchants Group and is poised for promising growth. I hope that my work will enable CTDC to reach new heights in the future,” said Ms. Hua.

About CTDC:
CTDC is engaged in information network security and nutraceutical business in the People’s Republic of China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the most important Chinese state-owned enterprises in China. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.